Filed by Organovo Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: Tarveda Therapeutics, Inc.

File No. of Related Registration Statement: 333-235683

Organovo Holdings, Inc.

440 Stevens Avenue, Suite 200

Solana Beach, California 92075

ADDITIONAL INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS TO BE

HELD ON THURSDAY, MARCH 26, 2020

The following Notice of Change of Location relates to the proxy statement/prospectus/information statement (the “Proxy Statement”) of Organovo Holdings, Inc. (the “Company”), dated February 24, 2020, furnished to stockholders of the Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special Meeting of Stockholders (the “Special Meeting”) to be held on Thursday, March 26, 2020. This Supplement is being filed with the Securities and Exchange Commission and is being made available to stockholders on or about March 16, 2020.

THE NOTICE SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT.

NOTICE OF CHANGE OF LOCATION

OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 26, 2020

Dear Stockholders of Organovo:

Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our stockholders and team members, NOTICE IS HEREBY GIVEN that the location of the Special Meeting of Stockholders of Organovo Holdings, Inc. (the “Company”) has been changed. As previously announced, the Special Meeting will be held on Thursday, March 26, 2020 at 10:00 a.m., Pacific Time. In light of public health concerns regarding the coronavirus outbreak, the Special Meeting will be held in a virtual meeting format only at www.virtualshareholdermeeting.com/ONVO2020. You will not be able to attend the Special Meeting physically.

As described in the proxy statement/prospectus/information statement for the Special Meeting previously distributed, you are entitled to participate in and vote at the Special Meeting if you were a stockholder as of the close of business on February 14, 2020, the record date, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. To be admitted to the Special Meeting at www.virtualshareholdermeeting.com/ONVO2020, you must enter the control number found on your proxy card or voting instruction form you previously received. You may vote during the Special Meeting by following the instructions available on the meeting website during the meeting. Whether or not you plan to attend the Special Meeting, we urge you to vote and submit your proxy in advance of the Special Meeting by one of the methods described in the proxy statement/prospectus/information statement for the Special Meeting. The proxy card included with the proxy statement/prospectus/information statement previously distributed will not be updated to reflect the change in location and may continue to be used to vote your shares in connection with the Special Meeting.

By Order of the Organovo Board of Directors,

Taylor Crouch
Chief Executive Officer
Solana Beach, California
March 16, 2020

The Special Meeting on March 26, 2020 at 10:00 a.m. Pacific Time is available at www.virtualshareholdermeeting.com/ONVO2020. The proxy statement/prospectus/information statement and related materials are available on our Investor Relations website at http://ir.organovo.com. Additionally, you may access such materials at www.proxyvote.com, a site that does not have “cookies” that identify visitors to the site.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect to the proposed transaction between Organovo and Tarveda. On February 24, 2020, Organovo filed a definitive proxy statement/prospectus/information statement with the SEC. Organovo mailed the definitive proxy statement/prospectus/information statement to its stockholders on or about February 26, 2020. Each party may file other documents with the SEC in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ORGANOVO, TARVEDA THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders may obtain, free of charge, copies of the definitive proxy statement/prospectus/information statement and any other documents filed by Organovo with the SEC in connection with the proposed transactions at the SEC’s website (http://www.sec.gov) and on the investor relations section of Organovo’s website at ir.organovo.com. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger and the related proposals.

Non-Solicitation

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Organovo and its directors and executive officers and Tarveda and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Organovo in connection with the proposed merger. Information regarding the special interests of the Organovo and Tarveda directors and executive officers in the proposed merger is included in the definitive proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Organovo is included in Organovo’s definitive proxy statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders, filed with the SEC on July 26, 2019. These documents are available free of charge from the sources indicated above.